File No. 70-10313

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________
Amendment No. 2
to
FORM U-1
_______________________________

APPLICATION OR DECLARATION

under the

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

* * *

AEP CREDIT, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of company or companies filing this statement
and address of principal executive office)

* * *

AMERICAN ELECTRIC POWER COMPANY, INC.
1 Riverside Plaza, Columbus, Ohio 43215
(Name of top registered holding company
parent of each applicant or declarant)

* * *

Stephen P. Smith, Senior Vice President and Treasurer
American Electric Power Service Corporation
1 Riverside Plaza, Columbus, Ohio 43215

Thomas G. Berkemeyer, Associate General Counsel
American Electric Power Service Corporation
1 Riverside Plaza, Columbus, Ohio 43215
(Names and addresses of agents for service)

American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "1935 Act"), and AEP Credit, Inc., (which changed its name from CSW Credit, Inc. on August 21, 2000), a Delaware corporation, an indirect subsidiary of AEP and a wholly-owned nonutility subsidiary of AEP Utilities, Inc., formerly known as Central and South West Corporation ("AEP Utilities"), hereby file this Amendment No. 2 to the Form U-1 Application-Declaration in this File.

By the Application/Declaration, as amended, in its entirety to read as follows:

ITEM 1. DESCRIPTION OF PROPOSED TRANSACTIONS

Previous Commission Orders:

By order dated July 19, 1985 in File No. 70-7113 (HCAR No. 23717) (the "Original Order"), the Commission authorized AEP Utilities to organize CSW Credit, Inc. (now known as AEP Credit, Inc.) ("Credit") for the purposes of factoring the accounts receivable of its Operating Companies through December 31, 1986. Pursuant to the Original Order, Credit was authorized to borrow up to $320 million to finance its purchases and AEP Utilities was authorized to make equity investments in Credit up to $80 million.

By order dated July 31, 1986 in File No. 70-7218 (HCAR No. 24157) (the "1986 Order"), the Commission authorized the expansion of the scope of Credit's permissible activities to include the factoring of receivables of non-associate utilities. To finance these transactions, the Commission authorized Credit to borrow up to an additional $160 million and permitted CSW to make additional equity investments in Credit of up to $40 million to maintain Credit's equity-to-debt capitalization ratio. The 1986 Order also provided that Credit would limit its acquisition of utility receivables from non-associate utilities so that the average amount of such receivables for the preceding 12-month period outstanding as of the end of any calendar month would be less than the average amount of receivables acquired from associated companies outstanding as of the end of each calendar month during the preceding 12-month period (the "50% Restriction").

By order dated February 8, 1988 in File Nos. 70-7218 and 70-7113 (HCAR No. 24575), the provisions of the Original Order and the 1986 Order were extended through December 31, 1989, with specified authorized levels of borrowings and related equity investments. Specifically, the Commission authorized Credit to factor accounts receivable of non-associate gas or electric utility companies and borrow up to $320 million and $304 million to finance the factoring of associate and non-associate receivables, respectively. AEP Utilities was authorized to make equity investments in Credit of up to an aggregate of $80 million and $76 million in connection with the factoring of associate and non-associate receivables, respectively.

By order dated December 27, 1989 in File Nos. 70-7218 and 70-7113 (HCAR No. 25009), the Commission authorized a reduction in Credit's equity-to-debt capitalization from approximately 20% to not less than 15%. In all other respects the previously granted authority was extended through December 31, 1990.

By order dated August 30, 1990 in File Nos. 70-7218 and 70-7113 (HCAR No. 25138) (the "1990 Order"), the Commission authorized a further reduction in the equity-to-debt capitalization to not less than 5%.

By order dated December 21, 1990 in File Nos. 70-7218 and 70-7113 (HCAR No. 25228), the Commission extended Credit's existing authority through December 31, 1991.

By order dated December 24, 1991 in File Nos. 70-7218 and 70-7113 (HCAR No. 25443), the Commission authorized Credit to borrow up to an additional $200 million to finance the factoring of associate receivables. In all other respects, the previously granted authority was extended through December 31, 1992.

By order dated December 9, 1992 in File Nos. 70-7218 and 70-7113 (HCAR No. 25698), the Commission extended Credit's existing authority through December 31, 1993.

By order dated December 21, 1993 in File Nos. 70-7218 and 70-7113 (HCAR No. 25959), the Commission extended Credit's existing authority through December 31, 1994.

By order dated December 16, 1994 in File Nos. 70-7218 and 70-7113 (HCAR No. 26190), the Commission extended Credit's existing authority through December 31, 1995.

By order dated December 22, 1995 in File Nos. 70-7218 and 70-7113 (HCAR No. 26437), the Commission extended Credit's existing authority through December 31, 1996.

By order dated December 13, 1996 in File Nos. 70-7218 and 70-7113 (HCAR No. 26627), the Commission extended Credit's existing authority through December 31, 2000.

By order dated March 11, 1997 in File Nos. 70-7281 and 70-7113 (HCAR No. 26684), the Commission granted limited, temporary relief from the 50% Restriction through December 31, 2000. This order imposed a detailed quarterly Rule 24 Report (the “Rule 24 Report”).

By order dated June 14, 2000 in File No. 70-9381 (HCAR No. 27186) in which the Commission approved the acquisition of AEP Utilities by AEP, the Commission authorized Credit to continue to factor accounts receivable, consistent with all the terms and conditions of the foregoing orders and subject to the following: (1) AEP Utilities shall transfer, and AEP shall assume, AEP Utilities’ equity investment authorizations in Credit, and (2) purchases of accounts receivable of AEP's electric utility operating subsidiaries by Credit shall be deemed to be purchases of accounts receivable from affiliates.

By order dated December 21, 2000 in File Nos. 70-7218 and 70-7113 (HCAR 35-27314), the Commission granted Credit an extension through September 30, 2005 of the previously granted authority to (i) factor the accounts receivable of the electric utility operating subsidiaries of AEP and (ii) factor the accounts receivable of non-associate utilities subject to the 50% Restriction.

Current Factoring Program:

Under the current factoring program as previously authorized by this Commission, Credit purchases accounts receivable from the following AEP System Operating Companies: Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Public Service Company of Oklahoma, Southwestern Electric Company, and Wheeling Power Company (each, an “Operating Company” and collectively, the “Operating Companies”) pursuant to separate purchase agreements with each of the AEP Operating Companies. Credit was formed solely to purchase and sell accounts receivable. It is intended to be bankruptcy remote in order to isolate the receivables from the creditors of the Operating Companies.

Benefits. The benefits of such programs have long been recognized by the Commission which has approved programs for Allegheny Power System, Inc.[HCAR No. 26401, October 27, 1995]; New Century Energies [HCAR No. 26748, August 1, 1997]; Connecticut Power & Light [HCAR No. 26761, September 29, 1997]; Western Massachusetts Electric Company, [HCAR No. 26710, File 70-8959, April 25, 1997]. The AEP System factoring program allows the Operating Companies to reduce their working capital needs by accelerating the receipt of cash from the collection of customer accounts receivable thereby reducing the dependence of the Operating Companies upon more costly sources of working capital. Credit, as a special purpose financing entity, can borrow money more cheaply than the Operating Companies can individually. Through the use of Credit, the Operating Companies are able to consolidate their accounts receivable into a larger pool and eliminate duplicate administrative costs in administering the program.

Discount. The Operating Company’s sales to Credit are made at a discount based on Credit’s actual cost of funds and the actual collection history of that Operating Company’s receivable pool. Credit then resells the accounts receivable to third party financial institutions. Credit complies with the “at cost” rules under the 35 Act and as a result there is no cross-subsidization between Credit and the individual Operating Companies. The Operating Companies do benefit from the Credit’s lower financing costs.

There are currently two components of the Operating Company discount calculation: (i) a financing cost component and (ii) a bad debt component. The financing cost component (“Carrying Charge”)is based on Credit’s actual weighted average cost of funds. It includes the actual cost of amounts borrowed from the external markets (currently bank conduits), a return on equity contribution from Credit’s parent and actual costs of any amounts borrowed through the subordinated loan from AEP. Credit’s actual cost of equity is the state authorized return on common equity of each individual Operating Company. The bad debt component is based on Credit’s actual bad debt charge-offs for the receivable pool. It is calculated as a rolling average of the actual historical charge-off statistics for the receivable pools of each Operating Company.

Credit has also entered into an agency agreement with each of the Operating Companies which provides that each Operating Company will act as a collection agent for the receipt of customer payments and collection and remit these payments to Credit.

The amount of the receivables sold varies from month to month based on the electric usage by the Operating Company’s customers.

The sale of the accounts receivable by each Operating Company qualifies for treatment as a true sale of assets under Financial Accounting Standards Board Statement No. 140 rather than as a loan secured by the receivables.

Credit periodically purchases the accounts receivable from each Operating Company. These sales are on a nonrecourse basis to the Operating Companies. There is no contractual requirement that any Operating Company continue factoring for a specified period of time and any Operating Company may terminate its relationship with Credit on 30 days notice. Credit has stipulated that its interest charges to the Operating Companies used in the Carrying Charge has always been, and is anticipated to be, less than the “prime rate of interest” as that term is normally used.

Credit funds its purchase of the receivables using funds it obtains under a receivables purchase agreement (“RPA”), among Credit, American Electric Power Service Corporation (“Service Corp.”), as Servicer, and a group of commercial paper funding conduits. Pursuant to the RPA, Credit sells a certain undivided ownership interest in the accounts receivable on a revolving basis to a group of financial institutions, as mentioned above. Service Corp, a Rule 88 subsidiary service company, as the servicer under the RPA, administers the collections received by Credit and reports information regarding the receivables and the collections relating thereto to the agent for the funding conduits. As such servicer, Service Corp. is reimbursed, as full compensation for its servicing activities, for any cost or expense incurred by it in connection with its services under the agreement.

Cross-subsidization: Credit is a special purpose entity whose sole purpose is to purchase the electric and electric-related receivables from the Operating Companies. There is no cross-subsidization involved in the purchase of the receivables. Credit enters into separate purchase agreements with each Operating Company. Credit finances its purchase of these receivables currently by (i) using funds obtained from a group of commercial paper funding conduits under a receivables purchase agreement (“RPA”); (ii) equity contributions from AEP; and (iii) proceeds of a subordinated revolving loan by AEP. Each Operating Company pays a discount based on its actual costs as described above for each purchase. Therefore, there is no opportunity for each Operating Company to pay more or less than the actual costs associated with its pool of receivables.

Request for Authority:

Credit has been successfully factoring receivables of public utility subsidiary affiliates for 20 years. Since 1986 Credit has been authorized to factor receivables of nonassociates up to 50% of the amount of factored receivables [HCAR. No. 24157, July 31, 1986]. Credit’s current authority to factor receivables expires on September 30, 2005.

1.) AEP proposes to retain Credit whose operations are described above. Credit hereby affirms that it does not currently factor accounts receivable of nonassociates and has no intention of doing so without Commission approval. No authority is requested herein to factor accounts receivable of nonassociates and therefore the previously imposed 50% Restriction is no longer applicable.

2.) When this Commission granted Credit an exemption from the 50% Restriction by its Order dated March 11, 1997 [HCAR Release No. 26684; File No. 70-7218], it imposed a detailed Rule 24 report which is not required of other companies who have received authorization to factor receivables.1

Credit hereby requests that the detailed quarterly Rule 24 Report be eliminated.

3.) By order dated August 30, 1990 in File Nos. 70-7218 and 70-7113 (HCAR No. 25138) (the "1990 Order"), the Commission authorized a reduction in the equity-to-debt capitalization of Credit to not less than 5%. Credit hereby requests that this 5% requirement be eliminated. It is proposed that Credit will be capitalized with any combination of debt or equity sufficient to meet its needs and to retain the true sale treatment it currently has, if applicable. [see Columbia Energy Group, et al. HCAR Release No. 35-27899; File 70-9421 dated October 1, 2004].

Rule 52(b) exempts the issuance of securities by Credit and Rule 45(b) exempts the contributions of capital to Credit; therefore, the borrowing and equity investment limits stated in previous orders are no longer applicable. The amount of borrowings and equity investments were effectively limited by the 50% Restriction stated in the 1986 Order and the capitalization ratio requirements set forth in the 1990 Order.

4.) Credit currently purchases receivables from each Operating Company on a daily basis. Credit proposes to make such purchases daily, weekly or at some other period that is agreed to by Credit and each Operating Company.

AEP and Credit hereby request authority to continue to factor the accounts receivable of its Operating Company affiliates as set forth above.

Compliance with Rule 54:

The proposed transaction is also subject to Rule 54. Rule 54 provides that, in determining whether to approve the issue or sale of any securities for purposes other than the acquisition of any “exempt wholesale generator” (“EWG”) or “foreign utility company” (“FUCO”) or other transactions unrelated to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or FUCOs if the requirements of Rule 53(a), (b) and (c) are satisfied. Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Set forth below is a discussion of the compliance with Rule 53 for AEP.

AEP consummated the merger with Central and South West Corporation, now AEP Utilities, Inc. (“CSW”), on June 15, 2000 pursuant to an order dated June 14, 2000 (HCAR No. 27186), which further authorized AEP to invest up to 100% of its consolidated retained earnings, with consolidated retained earnings to be calculated on the basis of the combined consolidated retained earnings of AEP and CSW (the “Rule 53(c) Order”).

AEP currently meets all of the conditions of Rule 53(a). At June 30, 2005, AEP’s “aggregate investment”, as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $203 million, or about 9.5% of AEP’s “consolidated retained earnings”, also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2005 ($2.14 billion).

In addition, AEP has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of operating company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

Applicant respectfully submits that AEP meets the requirements of Rule 53(c). If the effect of the capitalization and earnings of EWGs and FUCOs in which AEP has an ownership interest upon the AEP holding company system were considered, there would be no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of AEP's EWGs and FUCOs, have a material adverse effect on the financial integrity of the AEP system, or an adverse impact on AEP's Public Utility Subsidiaries, their customers, or the ability of state commissions to protect such public utility customers. The Rule 53(c) Order was predicated, in part, upon an assessment of AEP’s overall financial condition which took into account, among other factors, AEP’s consolidated capitalization ratio and the growth trend in AEP retained earnings.

As of December 31, 1999, the most recent period for which financial statement information was evaluated in the 53(c) Order, AEP’s consolidated capitalization (including CSW on a pro forma basis) consisted of 37.3% common and preferred equity, 61.3% debt and $335 million principal amount of certain subsidiary obligated mandatorily redeemable preferred securities of subsidiary trusts holding solely junior subordinated debentures of such subsidiaries (“Trust Preferred Securities”) representing 1.4%.

As of June 30, 2005, AEP’s consolidated capitalization consisted of 58.6% debt, 41.4% common and preferred equity (consisting of common stock representing 41.1% and $61 million principal amount of preferred stock representing 0.3%).

None of AEP’s Utility Subsidiaries or their customers will be adversely impacted by the requested relief.

The ratio of common equity to total capitalization, net of securitization debt, of each of the Utility Subsidiaries will continue to be maintained at not less than 30% (except for TCC which will maintain 25% so long as securitization bonds are outstanding). In addition, each of the Utility Subsidiaries is subject to regulation by one or more state commissions that are able to protect utility customers within their respective states.

Since the date of the Rule 53(c) Order, there has been an increase in AEP’s consolidated equity capitalization ratio. In addition, the Public Utility Subsidiaries, which will have a significant influence on the determination of the AEP corporate rating, continue to show strong financial statistics as measured by the rating agencies.

As of December 31, 1999, Standard and Poor’s (“S&P”) rating of secured debt for AEP’s operating subsidiaries was as follows: Appalachian Power Company, A; Columbus Southern Power Company,
A-; Indiana Michigan Power Company, A-; Kentucky Power Company, A; Ohio Power Company, A-; AEP Texas Central Company (formerly Central Power and Light Company), A; Public Service Company of Oklahoma, AA-; Southwestern Electric Power Company, AA-; and AEP Texas North Company, A. AEP did not have a long-term debt rating as of December 31, 1999.

As of June 30, 2005, S&P’s rating of unsecured debt for AEP’s operating subsidiaries was as follows: Appalachian Power Company, BBB; Columbus Southern Power Company, BBB; Indiana Michigan Power Company, BBB; Kentucky Power Company, BBB, Ohio Power Company, BBB, AEP Texas Central Company (formerly Central Power and Light Company), BBB; Public Service Company of Oklahoma, BBB; Southwestern Electric Power Company, BBB; and AEP Texas North Company (formerly, West Texas Utilities Company), BBB. S&P’s rating of AEP’s unsecured debt was BBB as of June 30, 2005.

ITEM 2. FEES, COMMISSIONS AND EXPENSES:

The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are estimated not to exceed $2,000.

ITEM 3. APPLICABLE STATUTORY PROVISIONS:

Sections 6(a), 7, 9(a), 10 and 12 and Rules 45, 52 and 54 thereunder are or may be applicable to the proposed transactions. The borrowings by, and the notes issued by, Credit to AEP and the acquisition of the notes are exempt under Sections 6(a) and 9(a) under Rule 52(b) and (d) because the interest rates and maturity dates of those notes are designed to parallel the cost of capital of AEP and the notes are being issued solely to finance Credit’s existing business. The intercompany loan are exempt under Section 12(b) by Rule 45(b)(1). To the extent any other sections of the Act may be applicable to the proposed transactions, the Applicants hereby request appropriate orders thereunder.

ITEM 4. REGULATORY APPROVAL:

No state or federal regulatory authority, other than as described below, has jurisdiction over the proposed transactions. The Virginia State Corporation Commission (“VSCC”) approved the factoring by Appalachian Power Company in Virginia in 2000.

The West Virginia Public Service Commission has jurisdiction over affiliate transactions for Appalachian Power Company and Wheeling Power Company in West Virginia. Applicants request that the Commission reserve jurisdiction over authority of Credit to factor in West Virginia pending completion of the record.

ITEM 5. PROCEDURE:

The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application/Declaration as soon as practicable. The Applicant requests that the Commission’s order be issued as soon as practicable after the notice period and in any event not later than September 30, 2005 in order to accommodate the financing needs of the Company. The Applicants further request that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective, hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission, and consents to the assistance of the Division of Investment Management in the preparation of the Commission’s decision and/or order, unless the Division of Investment Management opposes the matters proposed herein.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS:

A. Exhibits.

D    Opinion of Counsel

E     Form of Federal Register Notice

B. Financial Statements.

Consolidated balance sheet and statements of income and cash flows of AEP at December 31, 2004 are incorporated herein by reference to AEP’s Form 10-K for the period ended December 31, 2004, File No. 1-3525).

ITEM 7. INFORMATION AS TO ENVIRONMENTAL EFFECTS:

None of the matters that are the subject of this Application/Declaration involves a “major federal action” nor do such matters “significantly affect the quality of the human environment” as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application/Declaration will not result in changes in the operation of the Applicant that will have an impact on the environment. The Applicant is not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transaction that is the subject of this Application/Declaration.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Amendment No. 2 to its Form U-1 in this file to be signed on their behalf by the undersigned thereunto duly authorized.

AMERICAN ELECTRIC POWER COMPANY, INC.
AEP CREDIT, INC.

By:	/s/ Stephan T. Haynes
Assistant Treasurer

Dated: September 27, 2005

1    See, Alliant Energy Corporation, HCAR No. 35-27368, 70-9597, March 20, 2001; Metropolitan Edison Company, et al., HCAR No. 35-27820 70-10192, March 24, 2004; Columbia Energy Group, HCAR. No. 35-27899, October 1, 2004; Connecticut Light and Power Company, et al., HCAR 35-27873, 70-9905, July 6, 2004]; Western Massachusetts Electric Company, [HCAR No. 26710, File 70-8959, April 25, 1997.

EXHIBIT D

September __, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  American Electric Power Company, Inc. (“AEP”)
      AEP Credit, Inc. (“Credit”)
                  File No. 70-10313

Ladies and Gentlemen:

I am an attorney employed by American Electric Power Service Corporation, a subsidiary of American Electric Power, Inc. (“AEP”) and have acted as counsel for AEP and AEP Credit, Inc. (“Credit”) in connection with the filing of the Application-Declaration on Form U-1, File No. 70-10313, as amended (the “Application”), filed under the Public Utility Holding Company Act of 1935, as amended (the “Act”), by AEP a registered holding company, and Credit .

I have examined originals, or copies certified to my satisfaction, of such corporate records of Service Corporation and other documents as I have deemed necessary to require as a basis for the opinions hereafter expressed. In such examination, I have assumed the genuineness of all signatures and the authenticity of all documents submitted to me as originals and the conformity with the originals of all documents submitted to us as copies.

Based upon the foregoing, and having regard to legal considerations which I deem relevant, I am of the opinion that, in the event that the proposed transactions are consummated in accordance with the Application, and subject to the assumptions and conditions set forth below:

1.	AEP and Credit are validly organized and duly existing under the laws of their states of incorporation.

2.	All state laws applicable to the proposed transactions as described in the Application will have been complied with.

3.
Consummation of the proposed transactions as described in the Application will not violate the legal rights of the holders of any securities issued by AEP or Credit or any “associate” company thereof, as such term is defined in the Act.

I hereby consent to the use of this opinion as an exhibit to the Application.

Very truly yours,

Ann B. Graf
Counsel to American Electric Power Company, Inc. and AEP Credit, Inc.

Exhibit F

UNTITED STATES OF AMERICA
Before the
SECURITITES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Release No. __________ / August ___, 2005

In the Matter of
American Electric Power Company, Inc. and AEP Credit, Inc.
1 Riverside Plaza
Columbus, OH 43215

(70-10313)

Notice is hereby given that American Electric Power Company, Inc. ("AEP"), a New York corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), and AEP Credit, Inc., (which changed its name from CSW Credit, Inc. on August 21, 2000), a Delaware corporation, an indirect subsidiary of AEP and a wholly-owned nonutility subsidiary of AEP Utilities, Inc., formerly known as Central and South West Corporation ("AEP Utilities"), have filed an Application-Declaration with the Commission under sections 9(a) and 10 of the Act and rule 54 under the Act.

I.	Background
By order dated June 14, 2000 (Holding Company Act Release No. 27186), the Commission authorized AEP to acquire all of the issued and outstanding common stock of Central and South West Corporation (“CSW”), a registered holding company, and all of its subsidiaries, including CSW Credit, Inc. (“CSW Credit”). On August 21, 2000, CSW Credit was named AEP Credit, and continued to operate under the various grants of authority, some of which are described below.

A. Prior Orders
By order dated July 19, 1985 in File No. 70-7113 (HCAR No. 23717) (the "Original Order"), the Commission authorized AEP Utilities to organize CSW Credit, Inc. (now known as AEP Credit, Inc.) ("Credit") for the purposes of factoring the accounts receivable of its Operating Companies through December 31, 1986. Pursuant to the Original Order, Credit was authorized to borrow up to $320 million to finance its purchases and AEP Utilities was authorized to make equity investments in Credit up to $80 million.

By order dated July 31, 1986 in File No. 70-7218 (HCAR No. 24157) (the "1986 Order"), the Commission authorized, among other things, CSW to expand the scope of Credit's permissible activities to include the factoring of receivables of non-associate utilities. As a condition of the 1986 Order, Credit was required to limit its acquisition of utility receivables from non-associate utilities (“Non-Associate Limit”).

By order dated December 21, 2000 in File Nos. 70-7218 and 70-7113 (HCAR 35-27314), the Commission granted Credit an extension through September 30, 2005 of the previously granted authority to factor the accounts receivable of the electric utility operating subsidiaries of AEP.

B. Credit’s Current Operations.

Under the current factoring program as previously authorized by this Commission, Credit purchases accounts receivable from the following AEP System Operating Companies: Appalachian Power Company, Columbus Southern Power Company, Indiana Michigan Power Company, Kentucky Power Company, Kingsport Power Company, Ohio Power Company, Public Service Company of Oklahoma, Southwestern Electric Company, and Wheeling Power Company (each, an “Operating Company” and collectively, the “Operating Companies”) pursuant to separate purchase agreements with each of the AEP Operating Companies. Credit no longer factors accounts receivable from non-associate public utility companies.

The Operating Company’s sales to Credit are made at a discount based on Credit’s actual cost of funds and the actual collection history of that Operating Company’s receivable pool. Credit then resells the accounts receivable to third party financial institutions. Credit complies with the “at cost” rules under the 35 Act and as a result there is no cross-subsidization between Credit and the individual Operating Companies. The Operating Companies do benefit from the Credit’s lower financing costs.

Credit has also entered into an agency agreement with each of the Operating Companies which provides that each Operating Company will act as a collection agent for the receipt of customer payments and collection and remit these payments to Credit.
The amount of the receivables sold varies from month to month based on the electric usage by the Operating Company’s customers.

The sale of the accounts receivable by each Operating Company qualifies for treatment as a true sale of assets under Financial Accounting Standards Board Statement No. 140 rather than as a loan secured by the receivables.

Credit periodically purchases the accounts receivable from each Operating Company. These sales are on a nonrecourse basis to the Operating Companies. There is no contractual requirement that any Operating Company continue factoring for a specified period of time and any Operating Company may terminate its relationship with Credit on 30 days notice. Credit has stipulated that its interest charges to the Operating Companies used in the Carrying Charge has always been, and is anticipated to be, less than the “prime rate of interest” as that term is normally used.

Credit funds its purchase of the receivables using funds it obtains under a receivables purchase agreement (“RPA”), among Credit, American Electric Power Service Corporation (“Service Corp.”), as Servicer, and a group of commercial paper funding conduits. Pursuant to the RPA, Credit sells a certain undivided ownership interest in the accounts receivable on a revolving basis to a group of financial institutions, as mentioned above. Service Corp, a Rule 88 subsidiary service company, as the servicer under the RPA, administers the collections received by Credit and reports information regarding the receivables and the collections relating thereto to the agent for the funding conduits. As such servicer, Service Corp. is reimbursed, as full compensation for its servicing activities, for any cost or expense incurred by it in connection with its services under the agreement.
Request Authority

1.) AEP proposes to retain Credit whose operations are described above.

2.) When this Commission granted Credit an exemption from the 50% Restriction by its Order dated March 11, 1997 [HCAR Release No. 26684; File No. 70-7218], it imposed a detailed Rule 24 report which is not required of other companies who have received authorization to factor receivables, Credit requests that the detailed quarterly Rule 24 Report be eliminated.

3.) By order dated August 30, 1990 in File Nos. 70-7218 and 70-7113 (HCAR No. 25138) (the "1990 Order"), the Commission authorized a reduction in the equity-to-debt capitalization of Credit to not less than 5%. Credit requests that this 5% requirement be eliminated.

4.) Credit currently purchases receivables from each Operating Company on a daily basis. Credit proposes to make such purchases daily, weekly or at some other period that is agreed to by Credit and each Operating Company.